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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27120

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Robert A. Stanger & Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1129 Broad Street, Suite 201

(No. and Street)

07702

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin K. Hull, Chief Compliance Officer, (732) 389-3600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP

(Name – if individual, state last, first, middle name)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant (Independent Registered Public Accounting Firm)

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Kevin T. Gannon_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Robert A. Stanger & Company, Inc._____, as of _____December 31_____, 20 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert A. Stanger & Company, Inc.

Statement of Financial Condition

December 31, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Robert A. Stanger & Company, Inc.

Opinion on the Statements of Financial Condition

We have audited the accompanying statement of financial condition of **Robert A. Stanger & Company, Inc.** (the "Company") as of December 31, 2019, and the related notes to the statements of financial condition (collectively referred to as the "financial statements"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 6 to the financial statements, effective January 1, 2019 the Company adopted ASU 2016-02, and accordingly changed the manner in which it accounts for leases. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2009.

February 4, 2020

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Robert A. Stanger & Company, Inc.

Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$1,228,645
Operating right-of-use asset	647,376
Trade accounts receivable, net of	
allowance of $25,000	193,594
Prepaid expenses and deposits	181,897
Furniture, equipment and leasehold improvements, net of	
accumulated depreciation and amortization of $397,830	17,075
Total Assets	$2,268,587

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable	$20,000
Accrued Expenses	13,459
Operating lease liabilities	598,103
Deferred Revenue	350,000
Total Liabilities	981,562

Stockholders' Equity

Capital stock, no par, 2,500 shares authorized,	
250 shares issued and outstanding	759,234
Retained earnings	527,791
Total Stockholders' Equity	1,287,025
Total Liabilities and Stockholder' Equity	$2,268,587

The accompanying notes are an integral part of this financial statement.

Robert A. Stanger & Company, Inc.

Notes to Financial Statement
December 31, 2019

1. **Organization**

   Business
   Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services. The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

2. **Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and those differences could be material.

   Income Taxes
   As an S Corporation, the Company's Federal and New Jersey State income is taxed in the individual income tax returns of its stockholders. State income taxes are provided for on a minimum tax basis.

   Cash and Cash Equivalents
   The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

   Allowance for doubtful accounts
   The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The expense associated with the allowance for doubtful accounts is recognized as bad debt expense. At December 31, 2019, the allowance for doubtful accounts was $25,000.

Furniture, Equipment and Leasehold Improvements
Leasehold improvements and equipment and furniture are recorded at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using accelerated methods. Improvements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the estimated life or lease term. Furniture is depreciated over an estimated life of 5 years and equipment is depreciated over an estimated life of 3 years.

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, on January 1, 2018.

Deferred revenues are reported when monies are received by the Company and the performance obligations have not been performed. Revenue is recognized, and the deferred revenue liability eliminated, when the respective performance obligation has been satisfied.

To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company is engaged in various advisory and consulting activities on strategic matters, including mergers, acquisitions, divestitures, restructurings and similar corporate finance matters. Where a component of an engagement is a deliverable, (*i.e., a fairness opinion or a valuation report*), or upon a triggering event (*i.e., the closing of a transaction*) revenue is generally recognized at the point in time that performance under the arrangement is completed, (*i.e., the deliverable is rendered or the deal is consummated*). The Company also engages in other fee-for-service activities, including providing data and subscription publications. Revenue for these activities is generally recognized at the point in time that performance under the arrangement is completed, (i.e., when the data is delivered). During 2019, the Company recognized revenue at a point in time totaling $15,780,433.

In almost all consulting engagements, there is a distinct advisory component. Revenue for advisory services is recognized over time, as the work is completed and performance obligations are simultaneously provided by the Company and consumed by the client. During 2019, the Company recognized revenue over time totaling $3,412,105.

Accounting for Uncertainty in Income Taxes
Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state, or local income tax audits for the periods prior to 2016.

Stock Grants: Compensation and Capital Stock

The Company has determined that stock grants are equity-classified awards under FASB ASC 718. Therefore, the Company accounts for the recognition of the fair value of stock grants over the vesting period. Under this method, compensation expense and additions to capital stock are recognized ratably between the grant date and each vesting date. When each grant is vested, the capital stock issued and outstanding increases.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosures and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is February 4, 2020.

In January 2020, the Company paid distributions to stockholders totaling $312,541.

3. **Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements consist of the following at December 31, 2019:

Furniture and Equipment	$	382,027
Leasehold Improvements		32,878
Less Accumulated Depreciation and Amortization		(397,830)
	$	17,075

4. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash with a single financial institution. At times, cash balances may exceed insured limits. Concentrations of credit risk with respect to accounts receivable are limited due to the good credit quality of the customers of the Company.

Approximately 48% of the Company's revenues were generated by contracts from one customer in 2019, and 16% of the Company's trade receivables were owed from one customer at December 31, 2019.

5. **Pension Plan**

The Company sponsored a Simplified Employee Pension Plan through the end of 2014 covering substantially all employees. Beginning on January 1, 2015 the Company sponsored a 401K Plan. During 2019, the Company made 401K mandatory contributions aggregating $124,983.

6. Lease Obligations

Effective January 1, 2019 the Company adopted ASU 2016-02 (ASC 842), Leases. The Company is a lessee in several non-cancellable operating leases, for office space and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment and is presently assumed to be 7.0%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has an operating lease for office space in New Jersey beginning November 1, 2019 at $159,804 per annum. The lease expires on June 30, 2024. The lease agreement allows for an annual rent increase of 2% on July 1st. The Company also has a twelve-month operating lease for office space in New Jersey beginning July 1, 2019 at $21,000 per annum. The lease expires on June 30, 2020. Total payments for office leases in 2019 were $180,048. At December 31, 2019, the Company has a ROU asset of $647,376 and lease liability of $598,103.

The Company also leases various equipment under operating leases that expire at various times through the year 2022. Annual payments for these leases are approximately $500.

The following is a schedule detailing future minimum office space operating lease payments:

2020	171,902
2021	164,630
2022	167,923
2023	171,281
2024	86,488
Total	$ 762,224
Less:	
Imputed interest	(110,581)
Prepayments	(53,951)
Total operating lease liability	$ 598,103

7. **Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital; both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $844,686, which was $819,122 in excess of its required net capital. The Company's net capital ratio was 0.45 to 1 as of December 31, 2019.

8. **Litigation**

The Company was not a party to any litigation in 2019.